FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For July 16, 2007

Commission File Number 0- 50822

NORTHWESTERN MINERAL VENTURES INC.

(Translation of Registrant's name into English)

36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X

Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____

No     X

This Form 6-K consists of:

“Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB: NWTMF) is pleased to announce the appointment of Mr. William (Bill) David Thomas as Controller of the company, subject to TSX Venture Exchange approval.

Mr. Thomas has 30 years of financial management experience with a focus on the natural resource sector.  His background includes work with Denison Mines Ltd., now Denison Mines Corp. and a diversified, growth-oriented, intermediate uranium producer.  Mr. Thomas also spent two decades with international energy producer Kerr McGee, which has since been acquired by Anadarko Petroleum Corporation in a multi-billion dollar deal.  He held a variety of increasingly responsible management positions in Kerr McGee’s operations in Calgary (Canada), Oklahoma City (USA), London (UK) and Beijing (China).  Mr. Thomas’ key areas of expertise include financial and Sarbanes Oxley reporting, budgetary management and cost controls, taxation, business development and international relations.  He graduated from the University of Toronto with an Honors Bachelor of Commerce and Finance degree and received his Chartered Accountant’s designation in 1977.

“Northwestern is fortunate to have attracted a financial professional of Bill’s caliber and experience to help take our company to the next level,” said Marek J. Kreczmer, President and CEO of Northwestern.  “Bill’s expertise will add considerable value as we continue to develop and grow our already impressive uranium property portfolio.”

As part of his compensation package, effective July 16, 2007, Mr. Thomas has been granted 250,000 stock options, each such option entitling the holder thereof to acquire one common share of Northwestern at C$0.91.  The options will vest in stages over two years and expire on July 15, 2012.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northwestern Mineral Ventures Inc.

By: /s/ Marek Kreczmer

 Marek Kreczmer

President and CEO

Date: July 16, 2007